NHCOHEN CAPITAL LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Members' Equity at January 1, 2014	$0
Contributions	88,100
Net Income	(20,250)
Balance, December 31, 2014	67,850
Net Income	57,184
Balance, December 31, 2015	$ 125,034